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                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, D.C. 20549
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                                                        FORM 144                                                SEC USE ONLY
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                                                                                                           DOCUMENT SEQUENCE NO.
                                         NOTICE OF PROPOSED SALE OF SECURITIES
                                 PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                                                                           ------------------------
                                                                                                           CUSIP NUMBER
ATTENTION:    Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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
1 (a) NAME OF ISSUER (Please type or print)         (b) IRS IDENT. NO.          (c) S.E.C. FILE NO.        WORK LOCATION

At Road, Inc.                                       943209170                   000-31511
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1 (d) ADDRESS OF ISSUER         STREET                       CITY             STATE       ZIP CODE        (e) TELEPHONE NO.
                                                                                                          -------------------------
                                                                                                          AREA CODE        NUMBER
                                                                                                          510              668-1638
47200 Bayside Parkway                                        Fremont           CA          94538
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2 (a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) SOCIAL SECURITY    (c) RELATIONSHIP   (d) ADDRESS   STREET    CITY    STATE   ZIP CODE
      THE SECURITIES ARE TO BE SOLD          NO. OR IRS IDENT.      TO ISSUER
                                             NO.

Sirios/QP Partners, L.P.                     04-3473853             None            75 Park Plaza          Boston   Mass.    02116
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C.
             File Number.
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3 (a)            (b)                                SEC USE ONLY   (c)          (d)          (e)           (f)          (g)
                                                    -------------
  Title of the                                                      Number of   Aggregate    Number of     Approximate   Name of
    Class of     Name and Address of Each Broker    Broker-Dealer   Shares      Market       Shares        Date of Sale  Each
   Securities    Through Whom the Securities are    File Number     or Other    Value        or Other                    Securities
   To Be Sold    to be Offered or Each Market                       Units To                 Units                       Exchange
                 Maker who is Acquiring the                         Be Sold                  Outstanding   (See instr.
                 Securities                                                                                3(f))
                                                                    (See instr. (See instr.  (See instr.                 (See instr
                                                                    3(c))       3(d))        3(e))        (MO. DAY YR.)   3(g))
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                                                                                                                          NASDAQ
Common Stock     Credit Suisse First Boston                          283,448    1,332,206    46,394,665     12/01/01      National
                 Corporation                                                                                              Market
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INSTRUCTIONS:
1.  (a) Name of Issuer                                               3.  (a) Title of the class of securities to be sold.
    (b) (Issuer's I.R.S. Identification Number                           (b) Name and address of each broker through whom the
    (c) Issuer's S.E.C. file number, if any                                  securities are intended to be sold.
    (d) Issuer's address, including zip code                             (c) Number of shares or other units to be sold
    (e) Issuer's telephone number, including area code                       (if debt securities, give the aggregate face amount)
                                                                         (d) Aggregate market value of the securities to be sold as
2.  (a) Name of person for whose account the securities are to be            of a specified date within 10 days prior to the filing
        sold                                                                 of this notice
    (b) Such person's Social Security or I.R. S. identification          (e) Number of shares or other units of the class
        number.                                                              outstanding, or if debt securities in the face amount
    (c) Such person's relationship to the issuer (e.g., officer,             thereof outstanding, as shown by the most recent report
        director, 10% stockholder, or member of immediate family of          or statement published by the issuer
        any of the foregoing)                                            (f) Approximate date on which the securities are to be sold
    (d) Such person's address, including zip code                        (g) Name of each securities exchange, if any, on which the securities are intended to be sold

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                                                    TABLE I - SECURITIES TO BE SOLD
                    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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
     Title of     Date You     Nature of Acquisition      Name of Person from Whom     Amount of            Date of      Nature
     the Class    Acquired     Transaction                Acquired (If gift, also      Securities           Payment      of Payment
                                                          give date donor acquired)    Acquired
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Common Stock      Dec. 17,     Private placement          Sirios/QP Partners, L.P.     161,985 shares were    The shares    Cash
                  1999 and                                                             acquired on December   were paid
                  June 27,                                                             17, 1999.  On          for on the
                  2000                                                                 February 22, 2000,     respective
                                                                                       these shares split 3   dates of
                                                                                       for 2. 415,440 shares  acquisition
                                                                                       were acquired on
                                                                                       June 27, 2000.
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INSTRUCTIONS:     If the securities were purchased and full payment  therefor was not made in cash at the  time of  purchase,  explain  in the  table  or in a note thereto  the nature of the  consideration  given.  If the  consideration consisted  of any note or other  obligation,  or if payment  was made in installments  describe the  arrangement and state when the note or other obligation was discharged in full or the last installment paid.

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                                          TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
          Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
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                                                                                                  Amount of
      Name and Address of Seller          Title of Securities Sold           Date of Sale       Securities Sold      Gross Proceeds
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                                                                               8/31/01              217,277              $501,589
  Sirios/QP Partners, L.P                       Common Stock                   9/04/01               25,335               $56,911
                                                                               9/05/01               40,836               $79,628
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REMARKS:

INSTRUCTIONS:                                                          ATTENTION:
See the  definition of "person" in paragraph (a) of Rule 144.          The person for whose account the securities to which this
Information is to be given not only as to the person for               notice relates are to be sold hereby represents by signing
whose  account  the  securities  are to be sold but  also as           this notice that he does not know any material adverse
to all  other  persons  included  in  that  definition.                information in regard to the current and prospective
In  addition, information  shall be given as to sales by               operations of the Issuer of the securities to be sold
all persons  whose sales are required by paragraph                     which  has not been publicly disclosed.
(e) of Rule 144 to be  aggregated  with  sales  for the
account  of the person filing this notice

                    November 23, 2001                                         /s/
   ------------------------------------------------------                     ---------------------------------------------
                    DATE OF NOTICE                                                      (SIGNATURE) John Brennan

 The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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        ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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